UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

IMPEL PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45258K109
(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 1D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TCDRS Strategic Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,641 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,641 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,641 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The reported securities represent 14,641 shares of common stock of the Issuer (“Common Stock”) issuable upon the exercise of currently exercisable Warrants (as defined below) directly held by the Reporting Person.

(2)
Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

2

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-Forrest Multi-Strategy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,836 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,836 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,836 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 11,836 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund C, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,120 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,120 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,120 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 7,120 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund F, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,155 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,155 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 11,155 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TBMR Strategic Credit Fund G, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,208 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,208 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,208 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 18,208 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree-TSE 16 Strategic Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,328 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,328 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,328 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 18,328 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
INPRS Strategic Credit Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,424 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,424 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,424 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 5,424 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Gilead Investment Fund AIF (Delaware), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
91,735 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
91,735 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,735 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 91,735 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Specialty Lending Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
350,241 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
350,241 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
350,241 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.40% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          The reported securities represent 350,241 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Strategic Credit Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,376 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,376 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,376 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.51% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 127,376 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree GCP Fund Delaware Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,149 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,149 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,149 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 8,149 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Diversified Income Fund Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,745 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,745 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,745 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          The reported securities represent 26,745 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.
1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree AZ Strategic Lending Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
174,239 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
174,239 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
174,239 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.69% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 174,239 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree Loan Acquisition Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
135,861 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
135,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,861 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 135,861 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree LSL Fund Holdings EURRC S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
118,878 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
118,878 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
118,878 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.47% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 118,878 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree LSL Fund Delaware Holdings EURRC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
101,901 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
101,901 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,901 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.41% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 101,901 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1

SCHEDULE 13D
CUSIP No. 45258K109
1	NAMES OF REPORTING PERSONS
Oaktree PRE Life Sciences Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
114,044 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
114,044 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,044 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.45% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          The reported securities represent 114,044 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Reporting Person.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,376 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,376 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,376 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.51% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 127,376 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Atlas OCM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,208,505 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,208,505 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,208,505 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.82% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 1,208,505 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Atlas Entities (defined below).

(2)         Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,376 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,376 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,376 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.51% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 127,376 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2)         Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,376 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,376 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,376 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.51% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 127,376 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by Oaktree Strategic Credit Fund.

(2)         Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,208,505 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,208,505 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,208,505 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.82% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          The reported securities represent 1,208,505 shares of Common Stock issuable upon the exercise of currently exercisable Warrants directly held by the Atlas Entities (defined below).

(2)          Calculations of percentage ownership are based on a total of 25,084,886 shares of Common Stock, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants beneficially owned by the Reporting Persons.

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to Warrants to purchase shares of Common Stock of Impel Pharmaceuticals Inc., a Delaware corporation (the “Issuer”). According to the Issuer, the address of its principal executive office is 201 Elliott Avenue West, Suite 260, Seattle, WA, 98119.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	Oaktree-TCDRS Strategic Credit, LLC, a Delaware limited liability company;

2)	Oaktree-Forrest Multi-Strategy, LLC, a Maryland limited liability company;

3)	Oaktree-TBMR Strategic Credit Fund C, LLC, a Delaware limited liability company;

4)	Oaktree-TBMR Strategic Credit Fund F, LLC, a Delaware limited liability company;

5)	Oaktree-TBMR Strategic Credit Fund G, LLC, a Delaware limited liability company;

6)	Oaktree-TSE 16 Strategic Credit, LLC, a Delaware limited liability company;

7)	INPRS Strategic Credit Holdings, LLC, a Delaware limited liability company;

8)	Oaktree Gilead Investment Fund AIF (Delaware), L.P., a Delaware limited partnership;

9)	Oaktree Specialty Lending Corporation, a Delaware corporation;

10)	Oaktree Strategic Credit Fund, a Delaware statutory trust;

11)	Oaktree GCP Fund Delaware Holdings, L.P., a Delaware limited partnership,;

12)	Oaktree Diversified Income Fund Inc., a Delaware corporation;

13)	Oaktree AZ Strategic Lending Fund, L.P., a Delaware limited partnership;

14)	Oaktree Loan Acquisition Fund, L.P., a Delaware limited partnership;

15)
Oaktree LSL Fund Holdings EURRC S.à r.l., private limited liability company (société à responsabilité limitée) with registered office at 26A, Boulevard Royal, L-2449 Luxembourg, registered with the Luxembourg Trade and Companies Register under number B269245;

16)	Oaktree LSL Fund Delaware Holdings EURRC, L.P., a Delaware limited partnership;

17)	Oaktree PRE Life Sciences Fund, L.P., a Delaware limited partnership (together with the sixteen Reporting Persons listed above, the “Oaktree Holders”);

18)	Oaktree Capital Group, LLC, a Delaware limited liability company;

19)	Atlas OCM Holdings, LLC, a Delaware limited liability company (together with the Oaktree Capital Group, LLC and the Oaktree Holders, the “Oaktree Parties”);

20)	Brookfield Corporation, an Ontario corporation;

21)	BAM Partners Trust, a trust formed under the laws of Ontario; and

22)	Brookfield Asset Management ULC, a British Columbia corporation (together with Brookfield Corporation and BAM Partners Trust, the “Brookfield Parties”).

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, with respect to such persons relating to the Oaktree Parties, the “Oaktree Covered Persons” and, with respect to such persons relating to the Brookfield Parties, the “Brookfield Covered Persons” and together with the Oaktree Covered Persons, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business of the Oaktree Holders is operations as private investment funds and related separate accounts and holdings companies and the principal business of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC is management of the Oaktree Holders. The principal business address of each of the Oaktree Parties and each Oaktree Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business of Brookfield Corporation is management of Oaktree Capital Group, LLC, the principal business of BAM Partners Trust is management of Brookfield Corporation and the principal business of Brookfield Asset Management ULC is management of Atlas OCM Holdings, LLC. The principal business address of the Brookfield Parties and each Brookfield Covered Person is Brookfield Place, Suite 100, 181 Bay Street P.O. Box 762 Toronto, Ontario, Canada, M5J2T3.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4 below, on September 5, 2023, the Issuer issued to the Oaktree Holders immediately exercisable warrants to acquire 1,335,881 shares of Common Stock at an exercise price per share of $0.01, in connection with the Issuer’s borrowing of $7.5 million in aggregate principal amount of tranche B term loans made by the tranche B lenders to the Issuer pursuant to the Amended Credit Agreement (as defined below). The interests in the tranche B loan held by the Oaktree Holders were funded from the Oaktree Holders’ contributed capital.

Item 4.	Purpose of Transaction

Amended Credit Agreement

On September 5, 2023, the Issuer entered into the Second Amendment to Credit Agreement and Guaranty and Revenue Interest Financing Agreement (the “Amended Credit Agreement ”) with Oaktree Fund Administration, LLC as administrative agent, the Oaktree Holders, as existing lenders, and certain other lenders party thereto (collectively, the “Lenders”), which amends the Issuer’s (i) Credit Agreement and Guaranty dated March 17, 2022, as amended on August 21, 2023, and (ii) the Revenue Interest Financing Agreement dated March 17, 2022, as amended on August 21, 2023 (the “RIF Agreement”) (collectively, the “Original Agreements”). The Amended Credit Agreement provides for an aggregate principal loan amount to the Issuer by the Lenders of approximately $121.5 million, including up to $20 million in additional cash proceeds to the Issuer from the making of additional term loans, the exchange of approximately $96.5 million of outstanding principal under the Original Agreement, and an in-kind forbearance fee of $5.0 million.

Pursuant to the Amended Credit Agreement, the Issuer borrowed $4,500,000 of tranche B term loans at signing (in addition to $3,000,000 previously funded on August 21, 2023) and will have the right to draw up to $12,500,000 more in additional tranche B term loans over the course of 2023, subject to the Issuer’s achievement of certain strategic transaction process milestones, satisfaction of minimum net revenue and product units sold covenants and satisfaction of certain other covenants and conditions specified in the Amended Credit Agreement.

Under the Amended Credit Agreement, the first lien tranche A provides for loans in an aggregate original principal loan of $101.5 million, consisting of $51.4 million exchanged for existing tranche A-1 term loans, a $5.0 million forbearance fee, $9.1 million exchanged for existing tranche A-2 term loans, and $36.0 million exchanged for the right to future revenue interest payments. The first lien tranche B provides for loans in an aggregate original principal loan of $20.0 million.

Interest will be paid in kind (PIK) on both the tranche A and tranche B term loans through the end of the forbearance period, which was extended to December 31, 2023, under the Amended Credit Agreement, and accrues at SOFR + 10.75%. The first lien tranche B is entitled to a 2x multiple on invested capital. The tranche A lenders and tranche B lenders will be entitled to be repaid a maximum aggregate amount of approximately $141.5 million (assuming the entire $20.0 million of tranche B loans are funded), plus PIK interest on the tranche A term loan.

The amounts outstanding under the Amended Credit Agreement are secured and collateralized by all of the Issuer’s assets. The Amended Credit Agreement also provides for certain modifications to the existing covenants, including additional reporting obligations, minimum net revenue and product units sold covenants and additional milestones. In addition, the Amended Credit Agreement includes customary events of default, the occurrence of which could result in termination of the Lenders’ commitments or the acceleration of the Issuer’s obligations under the Amended Credit Agreement.

The foregoing summary of the Amended Credit Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amended Credit Agreement, which is filed hereto as Exhibit 2, and is incorporated herein by reference.

Warrants

Pursuant to the Amended Credit Agreement, the Issuer agreed to issue to the tranche B lenders, from time to time, warrants to purchase up to an aggregate of 4,749,800 shares of Common Stock, representing warrant coverage equal to an aggregate 19.99% of the Issuer’s outstanding shares of Common Stock as of the date thereof (the “Tranche B Warrants”). The Tranche B Warrants are to be issued to each tranche B lender upon each borrowing of tranche B term loans in proportion to the amount of tranche B term loans funded by such tranche B lender. In consideration for the funding of $4.5 million and $3 million of tranche B term loans on September 5, 2023 and August 21, 2023, respectively, or 37.5% of the original principal amount of the tranche B term loan, Tranche B Warrants exercisable for an aggregate of 1,781,175 shares of Common Stock, or 37.5% of the aggregate warrant coverage amount, were issued to the tranche B lenders at signing of the Amended Credit Agreement on September 5, 2023 (the “Outstanding Tranche B Warrants”). Tranche B Warrants exercisable for up to the remaining 2,968,625 shares of Common Stock, or 62.5% of the aggregate warrant coverage amount, will be issued to the tranche B lenders on a pro rata basis in connection with each subsequent draw, if any, by the Issuer of the tranche B term loans as described in the Amended Credit Agreement. In their capacity as tranche B lenders, the Oaktree Holders were issued Tranche B Warrants pursuant to warrant certificates exercisable for an aggregate of 1,335,881 shares of Common Stock on September 5, 2023 (such Tranche B Warrants held by the Oaktree Holders, the “Warrants”). The Oaktree Holders may be issued additional Tranche B Warrants exercisable for up to an additional 2,226,469 shares of Common Stock from time to time as provided in the Credit Agreement.

The Warrants are exercisable, in full or in part, at any time prior to September 5, 2030 (the seventh (7th) anniversary of their issuance) or the consummation of a Change of Control (as defined in the Warrants), whichever occurs earlier, at an exercise price of $0.01 per share, provided that for so long as the Common Stock is listed on a public trading exchange, unless and until the Issuer obtains shareholder approval, the Warrants may only be exercised to the extent all Tranche B Warrants then outstanding are simultaneously exercised in accordance with their terms. The Warrants are subject to anti-dilution adjustments in the event of certain future subdivisions (by any stock split, recapitalization or otherwise), combinations or similar events, any capital reorganization, reclassification, consolidation or merger or other similar transaction of the Issuer that does not constitute a Change of Control as set forth in the Warrants. The Warrants may be exercised for cash in an amount equal to the aggregate exercise price, or in lieu of paying the aggregate exercise price, the Reporting Parties may elect a cashless exercise in accordance with the terms of the Warrants. Prior to the issuance of shares of Common Stock upon exercise of the Warrants, the Reporting Parties are not entitled to vote or be deemed the holder of shares of Common Stock, however the Reporting Parties are entitled to receive, simultaneously with holders of the Common Stock, dividends and other distributions made to such holders of Common Stock.

Pursuant to the terms of the Warrants, the Reporting Parties and their affiliates will be entitled to registration rights under certain circumstances in connection with the exercise of the Warrants and the issuance of the shares of Common Stock thereunder.

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the full text of the Form of Warrant, which is filed hereto as Exhibit 3, and is incorporated herein by reference.

General

Each of the Reporting Persons acquired the Warrants for investment purposes. The Reporting Persons will continuously evaluate the Issuer’s businesses, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), director and officer incentive programs, corporate governance decisions by the Issuer’s management and the Board of Directors of the Issuer (the “Board”), alternative investment opportunities, changes in law and/or regulations, general industry or economic conditions and all other factors that may increase the value of the Issuer’s securities beneficially owned by the Reporting Persons or that may be deemed relevant in determining whether additional securities will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock or other securities of the Issuer. Depending on such factors, at any time, the Reporting Persons may acquire shares of Common Stock or other securities of the Issuer in addition to the shares of Common Stock underlying the Warrants, including, without limitation, a controlling position in the Common Stock or some or all of the shares of Common Stock or other securities that are beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also seek to modify the terms of the Issuer’s securities held by them, through various transactions, including, without limitation, refinancing or derivative transactions, provide additional capital or debt financing to the Issuer, or pledge their interests in the Issuer’s securities as collateral for liquidity purposes.

Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to Issuer’s management or the Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, sources or potential sources of capital and other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 1,335,881 shares of Common Stock by virtue of the Warrants directly held by the Oaktree Holders as described below. The Warrants are immediately exercisable for 1,335,881 shares of Common Stock, representing approximately 5.33% of the Common Stock outstanding as of the date hereof.

All such ownership percentages of the securities reported herein are based upon 25,084,886 shares of Common Stock outstanding, calculated based on the sum of (i) 23,749,005 shares of Common Stock issued and outstanding as of August 15, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 18, 2023, and (ii) 1,335,881 shares of Common Stock issuable upon full exercise of the Warrants held by the Oaktree Holders.

Oaktree-TCDRS Strategic Credit, LLC directly holds Warrants exercisable immediately for 14,641 shares of Common Stock;

Oaktree-Forrest Multi-Strategy, LLC directly holds Warrants exercisable immediately for 11,836 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund C, LLC directly holds Warrants exercisable immediately for 7,120 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund F, LLC directly holds Warrants exercisable immediately for 11,155 shares of Common Stock;

Oaktree-TBMR Strategic Credit Fund G, LLC directly holds Warrants exercisable immediately for 18,208 shares of Common Stock;

Oaktree-TSE 16 Strategic Credit, LLC directly holds Warrants exercisable immediately for 18,328 shares of Common Stock;

INPRS Strategic Credit Holdings, LLC directly holds Warrants exercisable immediately for 5,424 shares of Common Stock;

Oaktree Gilead Investment Fund AIF (Delaware), L.P. directly holds Warrants exercisable immediately for 91,735 shares of Common Stock;

Oaktree Specialty Lending Corporation directly holds Warrants exercisable immediately for 350,241 shares of Common Stock;

Oaktree Strategic Credit Fund directly holds Warrants exercisable immediately for 127,376 shares of Common Stock;

Oaktree GCP Fund Delaware Holdings, L.P. directly holds Warrants exercisable immediately for 8,149 shares of Common Stock;

Oaktree Diversified Income Fund Inc., directly holds Warrants exercisable immediately for 26,745 shares of Common Stock;

Oaktree AZ Strategic Lending Fund, L.P. directly holds Warrants exercisable immediately for 174,239 shares of Common Stock;

Oaktree Loan Acquisition Fund, L.P. directly holds Warrants exercisable immediately for exercisable for 135,861 shares of Common Stock;

Oaktree LSL Fund Holdings EURRC S.à r.l., directly holds Warrants exercisable immediately for 118,878 shares of Common Stock;

Oaktree LSL Fund Delaware Holdings EURRC, L.P. directly holds Warrants exercisable immediately for 101,901 shares of Common Stock;

Oaktree PRE Life Sciences Fund, L.P. directly holds Warrants exercisable immediately for 114,044 shares of Common Stock;

Oaktree Capital Group, LLC, in its capacity as the indirect manager of Oaktree Strategic Credit Fund, may be deemed to beneficially own the 127,376 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund;

Atlas OCM Holdings, LLC in its capacity as the indirect manager of Oaktree-TCDRS Strategic Credit, LLC, Oaktree-Forrest Multi-Strategy, LLC, Oaktree-TBMR Strategic Credit Fund C, LLC, Oaktree-TBMR Strategic Credit Fund F, LLC, Oaktree-TBMR Strategic Credit Fund G, LLC, Oaktree-TSE 16 Strategic Credit, LLC, INPRS Strategic Credit Holdings, LLC, Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Specialty Lending Corporation, Oaktree GCP Fund Delaware Holdings, L.P., Oaktree AZ Strategic Lending Fund, L.P., Oaktree Loan Acquisition Fund, L.P., Oaktree PRE Life Sciences Fund, L.P., Oaktree Diversified Income Fund Inc., Oaktree LSL Fund Holdings EURRC S.a r.l., and Oaktree LSL Fund Delaware Holdings EURRC, L.P. (the “Atlas Entities”), may be deemed to beneficially own the 1,208,505 shares of Common Stock issuable upon exercise of the Warrants held directly by the Atlas Entities;

Brookfield Corporation, in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC, may be deemed to beneficially own the 127,376 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund;

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation, may be deemed to beneficially own the 127,376 shares of Common Stock issuable upon exercise of the Warrants held directly by Oaktree Strategic Credit Fund; and

Brookfield Asset Management ULC, in its capacity as the indirect owner of Class A units of Atlas OCM Holdings, LLC, may be deemed to beneficially own the 1,208,505 shares of Common Stock issuable upon exercise of the Warrants held directly by the Atlas Entities.

With respect to the Warrants exercisable immediately for shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the number of Warrants exercisable immediately for shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Warrants exercisable immediately for shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Oaktree Holder with respect to securities reported as directly held by such Oaktree Holder.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.

(d) and (e)

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Item 4 of this Schedule 13D which is incorporated by reference in response to this Item.

Each of the Reporting Persons entered in an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the full text of the Joint Filing Agreement, which is filed hereto as Exhibit 1, and is incorporated herein by reference.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Parties.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 15, 2023.

Exhibit 2	Second Amendment to Credit Agreement dated September 5, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 7, 2023).

Exhibit 3	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 7, 2023).

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: September 15, 2023

Oaktree-TCDRS Strategic Credit, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-Forrest Multi-Strategy, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund C, LLC

	By:	Oaktree Capital Management, L.P.
	Its:	Manager

	By:	/s/ Henry Orren
		Name:	Henry Orren
		Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund F, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree-TBMR Strategic Credit Fund G, LLC

By:	Oaktree Capital Management, L.P.
Its: Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree-TSE 16 Strategic Credit, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

INPRS Strategic Credit Holdings, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Gilead Investment Fund AIF (Delaware), L.P.

By:	Oaktree Fund AIF Series, L.P. – Series T
Its:	General Partner
By:	Oaktree Fund GP AIF, LLC
Its:	Managing Member
By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Specialty Lending Corporation

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Strategic Credit Fund

By:	Oaktree Fund Advisors, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree GCP Fund Delaware Holdings, L.P.

By:	Oaktree Global Credit Plus Fund GP, L.P.
Its:	General Partner
By:	Oaktree Global Credit Plus Fund GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree Diversified Income Fund, Inc.

By:	Oaktree Fund Advisers, LLC
Its:	Investment Adviser

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree AZ Strategic Lending Fund, L.P.

By:	Oaktree AZ Strategic Lending Fund GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Loan Acquisition Fund, L.P.

By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree LSL Fund Holdings EURRC S.à r.l.

By:	/s/ Martin Eckel
	Name:	Martin Eckel
	Title:	Manager

Oaktree LSL Fund Delaware Holdings EURRC, L.P.

By:	Oaktree Life Sciences Lending Fund GP, L.P.
Its:	General Partner
By:	Oaktree Life Sciences Lending Fund GP Ltd.
Its:	General Partner
By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Oaktree PRE Life Sciences, L.P.

By:	Oaktree PRE Life Sciences Fund GP, L.P.
Its:	General Partner
By:	Oaktree Fund GP IIA, LLC
Its:	General Partner
By:	Oaktree Fund GP II, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Atlas OCM Holdings, LLC

By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

Brookfield Corporation

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal & Regulatory

BAM Partners Trust

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Managing Director, Legal & Regulatory

Annex A – Covered Persons
Each of the individuals identified in this Annex A disclaim beneficial ownership over the Common Stock reported herein.

Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co- Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.
Justin B. Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Chief Administrative Officer and General Counsel for Brookfield Asset Management Ltd.
Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Corporation and Brookfield Asset Management Ltd.
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC
Mama C. Whittington	Retired
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Brookfield Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Torontor, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.
Jeffrey M. Blidner, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.
The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Fl Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	United Kingdom
Hutham S. Olayan, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A.	Chair of Olayan Group	U.S.A. and Saudi Arabia
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.
Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	President and Chief Financial Officer, Brookfield Corporation	United Kingdom

BAM Class B Partners Inc. as Trustees of BAM Partners Trust

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 100, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Bruce Flatt, Director and Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada
Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director – Legal & Regulatory of Brookfield Asset Management	Canada

Brookfield Asset Management Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mike Carney, Director and Head of Transition Investing	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chair of the Board and Head of Transition Investing	Canada
Justin B. Beber, Director, Chief Administrative Officer and General Counsel	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Administrative Officer and General Counsel	Canada
Marcel R. Coutu, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Olivia (Liv) Garfield, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive, Severn Trent PLC	United Kingdom
Nili Gilbert, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Vice-Chair, Carbon Direct LLC	U.S.A.
Keith Johnson, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Senior Managing Director, Sequoia Heritage	U.S.A.

Diana Noble, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Founder, Krikos Partners	United Kingdom
Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada
Brian W. Kingston, Director, Managing Partner, Chief Executive Officer of Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer of Real Estate	Canada
Cyrus Madon, Director, Managing Partner, Chief Executive Officer of Private Equity	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity	Canada
Allison Kirkby, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	President and CEO of Telia Company	United Kingdom
Samuel J.B. Pollock, Director, Managing Partner, Chief Executive Officer of Infrastructure	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Infrastructure	Canada
Bahir Manios, Managing Partner, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer	Canada
Connor Teskey, Managing Partner, President and Chief Executive Officer of Renewable Power & Transition	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner, President and Chief Executive Officer of Renewable Power & Transition	Canada
Craig Noble, Managing Partner, Chief Executive Officer of Alternative Investments	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Alternative Investments	Canada